Monthly Report - May, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,134,241     (10,951,619)
Change in unrealized gain (loss) on open          (3,766,521)        1,089,141
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              10,656            (450)
      obligations
   Change in unrealized gain (loss) from U.S.          80,321           84,397
      Treasury obligations
Interest Income 			              224,566        1,069,565
Foreign exchange gain (loss) on margin deposits     (111,969)          (8,752)
				                 ------------    -------------
Total: Income 				              571,294      (8,717,718)

Expenses:
   Brokerage commissions 		              789,287        4,130,734
   Management fee 			               46,020          230,277
   20.0% New Trading Profit Share 	                 (27)               49
   Custody fees 		       	                    0            9,206
   Administrative expense 	       	               93,440          475,884
					         ------------    -------------
Total: Expenses 		                      928,720        4,846,150
Net Income(Loss)			   $        (357,426)     (13,563,868)
for May, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (157,541.207    $     3,570,603    186,610,079    190,180,682
units) at April 30, 2018
Addition of 		 	              0        332,646        332,646
214.944 units on May 1, 2018
Redemption of 		 	              0    (4,640,120)    (4,640,120)
(3,733.040) units on  May 31, 2018*
Net Income (Loss)               $         8,157      (365,583)      (357,426)
for May, 2018
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2018
(154,070.404 units inclusive
of 47.293 additional units) 	      3,578,760    181,937,022    185,515,782
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2018 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.30)% 	   (6.86)%  $  1,134.76	  131,145.389 $   148,817,914
Series 3    0.08% 	   (5.07)%  $  1,544.63	   19,285.339 $    29,788,727
Series 4    0.23% 	   (4.38)%  $  1,908.47	    3,547.318 $     6,769,960
Series 5    0.04% 	     0.46%  $  1,506.97	       92.358 $       139,181

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					June 12, 2018
Dear Investor:

Following a month of wide price swings, gains from trading interest rate futures, energy futures, and currency forwards were slightly outpaced by losses from trading stock index futures and, to a lesser extent, grain and metal futures.

With the OPEC/non-OPEC production control agreement, the U.S. decision to pull out of the JCPOA agreement with Iran, and the implosion of the Venezuelan economy all negatively impacting energy supplies, crude prices rose to a four year high, with Brent crude climbing from $73 per barrel on May 1 to nearly $80 per barrel on May 23. Subsequently, however, reports that OPEC and Russia might be discussing a relaxation of the supply constraints, and with political turmoil in Europe threatening to weaken global growth, crude prices plunged, with Brent crude dropping under $75 per barrel on May 30, before recovering to about $77 per barrel at month-end. On balance, long positions in Brent crude, London gas oil and heating oil produced a fractional profit, while a short natural gas trade and a long WTI crude position were slightly negative.

Interest rates continued to increase during the first half of May due to solid global growth, incipient signs of increasing inflation and wages, especially in the U.S., and expectations of further Federal Reserve official rate increases later this year. For example, the U.S. 10-year government bond yield climbed from under 3% at the start of May to 3.11% on May 17. Later, however, a rising U.S. dollar, trade frictions and political uncertainties sparked tumult in emerging markets, including Turkey, Argentina, Mexico and Indonesia, triggering growth concerns and capital flight. In addition, there were worries that political turmoil in Italy and Spain could spread and impede European growth. Hence, a flight to safety drove interest rates sharply off their recent highs (except in Italy where rates shot up), with the yield on the U.S. 10-yr note plunging to near 2.75% on May 28 before recovering to about 2.85% near month-end. Overall, the profits on long positions in German, French, British and Australian interest rate futures and on short-term Eurodollar futures outdistanced the losses on a long position in 10-year Italian bonds and on short positions in U.S. note and bond futures.

From mid-April to end-May, the U.S. dollar, as measured by the Bloomberg dollar index (DXY), rose about six percent. At first, the more hawkish stance by the Federal Reserve relative to other major central banks underpinned the dollar advance. Next, capital flight from emerging markets, and then increased demand in the wake of the European political uncertainties, boosted the U.S. currency. Long dollar positions relative to the Brazilian real, euro, Turkish lira, Indian rupee, Polish zloty and British pound were profitable. On the other hand, long dollar trades against the yen, Swiss franc and Aussie dollar produced partially offsetting losses. A long euro/short Swedish krona position and a short euro/long Turkish lira were also unprofitable.

Despite signs of slowing, synchronized global growth underpinned equity markets early in May. Later in the month, however, a rising U.S. dollar, combined with political uncertainties and trade frictions involving Europe, emerging markets, and the U.S. spooked market participants and triggered some spirited selling. In the end, long positions in Asian, emerging market and European equity futures were unprofitable.

Grain prices were unsettled by international trade frictions and trading of soybeans, soybean meal and wheat were each slightly unprofitable. Trading of metal futures was also marginally unprofitable.



   				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman